June 22, 2018

VIA EMAIL

David L. Williams
Drinker Biddle & Reath LLP
191 N. Wacker Drive, Suite 3700
Chicago, IL 60606-1698

Re:      Cresset Private Equity Opportunity Fund
         Initial Registration Statement on Form N-2
         File Nos. 333-225212 and 811-23352

Dear Mr. Williams:

        On May 25, 2018, you filed a registration statement on Form N-2 on behalf of Cresset
Private Equity Opportunity Fund (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.
All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

General

      1. Other than the exemptive application submitted by the Fund on June 6, 2018, please advise us if you have submitted or expect to submit any exemptive applications or no-
         action requests in connection with your registration statement.

      2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker-dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation or other arrangements.

      3. Supplementally explain whether it is likely that the Fund will issue preferred shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of common shares of the issuance of preferred shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

   4. Please include seed financial statements as required by section 14(a)(1) of the Investment
      Company Act of 1940 (the "Act"). Please also file an auditor's consent as an exhibit pursuant to Item 25.2.n. of Form N-2.

Prospectus

Cover Sheet

   5. If the Fund has borrowed to pay offering costs, the amount borrowed should be shown as a sales load.

   6. Please revise the sentence stating that "Additional classes of Shares may be offered by the Fund" to recognize that the Fund must receive exemptive relief to issue multiple classes of shares.

   7. Please clarify the meaning of the statement that "The Shares will generally be offered at the net asset value per Share as of the first business day of each calendar quarter."
      Specifically, explain whether this means that shares will be offered on the first business day of each calendar quarter at the NAV per share on that day, or if shares may be offered on different dates at the NAV per share as of the first business day of the relevant calendar quarter. If the latter, supplementally explain why your approach is consistent with sections 22 and 23(b) of the Act and rule 22c-1 thereunder.

   8. Please more prominently disclose the liquidity risks associated with the Fund by using one or more bullets to convey the information provided in the paragraph beginning
      "Shares are speculative and illiquid securities involving substantial risk of loss" and by using bold face type for the main points of the paragraph (e.g., that "Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop."). Please also disclose risks associated with distribution sources on the cover page along the lines of the following:
             The amount of distributions that the Fund may pay, if any, is uncertain.
             The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.




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 Summary

   9. Please supplementally confirm that the Fund will comply with rule 35d-1 with respect to its private equity-related investments, including the requirement to adopt a fundamental policy or a policy to provide shareholders with at least 60 days prior notice of any change in the Fund's policy to invest 80% of net assets (plus the amount of borrowings for investment purposes) in private equity-related investments.

   10. Please more clearly disclose that the Adviser is a newly formed entity that does not have prior experience advising a closed-end fund. Please also update your risk disclosure to recognize risks associated with the Adviser's lack of experience.

   11. In the discussion of the Fund's Incentive Fee on page 3, you state:
"Shareholders of the
       Fund will benefit from the Loss Recovery Account in proportion to their holdings of
       Shares." Please explain. Does the Loss Recovery Account have a purpose or function beyond reducing the Fund's Incentive Fee under certain circumstances?

   12. Under "Repurchases of Shares" on page 5, you note that the Adviser "anticipates recommending" to the Board that the Fund conduct quarterly repurchase offers of no more than 5% of its net assets. Please explain to us the purpose of the "anticipates recommending" language and if, for example, the Fund has a planned liquidity event at some point in the future.

Summary of Fund Expenses

   13. Please supplementally explain whether shareholders will be charged fees in connection with the dividend reinvestment plan. If so, please disclose as a shareholder transaction expense the highest fee that may be charged and disclose the purpose of the fee.

   14. Footnote 2 to the fee table states that "The Investment Management Fee is equal to 1.25%
       on an annualized basis of the greater of (i) the Fund's net asset value and (ii) the Fund's net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment." Section 15(a)(1) of the Act requires that the Fund's investment advisory agreement precisely describe all compensation. Please revise the disclosure regarding the Fund's
Investment
       Management Fee and the investment advisory agreement to precisely describe how the fee is calculated pursuant to clause (ii). Please also supplementally explain how describing compensation two different ways precisely describes all compensation.

   15. Consistent with Form N-2, the fee table includes a parenthetical after Annual Expenses noting that the expenses are shown as "a percentage of net assets attributable to Shares."
       The Investment Management Fee is then listed in the fee table as 1.25%. However, as
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        explained in footnote 2, the Fund's Investment Management Fee may be based on the amount of the Fund's net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investment. It appears that this alternative method for calculating the Fund's Investment Management Fee may cause the fee table's presentation of the Investment Management Fee to be misleading.
       Please address this concern.

   16. Please provide in the prospectus a plain English explanation, a graphic, and examples demonstrating the operation of the incentive fee. Please consider cross referencing this discussion in footnote 2 to the fee table.

   17. Please disclose the period of time the Expense Limitation Agreement will be in effect and whether the adviser can unilaterally terminate the Agreement without Board approval during this period.

Investment Objective and Strategies

   18. In addition to Secondary Investments, Primary Investments, and Direct Investments, you
       state that the Fund may invest in other alternative investment strategies that the Adviser expects to exhibit cash flow, risk, and return profiles similar to traditional private equity investments. Please disclose more information about what these investments may entail.
       Please also disclose whether the Fund's investments in such alternative investments will be limited to a certain percentage of its portfolio.

   19. Please provide a plain English explanation of the terms "harvest phase" and "vintage year."

   20. Please provide a brief description of each of the investment strategies listed on page 11
       (buyout, venture capital, mezzanine, infrastructure, and natural resources).

   21. Disclosure on page 11 mentions, but does not describe or define, the "J-curve." Please either cross reference the description of the "J-curve" on pages 12-13 or provide a more detailed description of "J-curve" the first time the term is used.

   22. On page 11, you refer to the Adviser's intent to construct a Secondary Investment
       Portfolio that is "highly diversified" by global geography, among other factors. Similar language is provided with respect to the Primary Investment Portfolio. On page 28, you state that "the Fund intends to invest predominantly in the United States," while disclosure on page 27 provides that the Fund may invest in investments in a number of different countries, including less developed countries. Please provide clear disclosure under "Investment Strategies" about the extent of the Fund's potential non-U.S.

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        investments and whether these will include investments in less developed countries and/or emerging market countries.

Management Related Risks

   23. Discussion on page 22 recognizes that the Fund's Incentive Fee is based, in part, on unrealized appreciation, which could result in the Fund paying an Incentive Fee even if the value of the underlying investment decreases and the gain is never realized. Please more clearly disclose this aspect of the Incentive Fee on page 3 of the prospectus, when the Incentive Fee is first discussed.

   24. Please supplementally confirm that the activities discussed under "Transactions with
       Affiliates" will be conducted in compliance with the Act and the rules thereunder.

Investment Related Risks

   25. Disclosure on page 26 states: "The Fund Investments may include low grade or unrated debt securities ("high yield" or "junk" bonds or leveraged loans) or investments in securities of distressed companies." If the Fund will invest in these types of investments in connection with its principal investment strategies, please include appropriate disclosure about these investment types in the discussion of the Fund's investment strategies. See Item 8.2.b. of Form N-2.

Management of the Fund

   26. Under "Investment Management Agreement," you state on page 37 that "The Investment
       Management Agreement provides that, in the absence of willful misfeasance or gross negligence of its obligations to the Fund, the Adviser...will not be liable for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund." Please add "bad faith" and "reckless disregard" of his or her obligations and duties under the agreement as types of disqualifying behavior. See section 17(i) of the Act. Please also make conforming changes elsewhere in the document. For example, this issue also arises on page 61 in the discussion of officer indemnification. See section 17(h) of the Act.

Conflicts of Interest

   27. Under "Affiliates," you state that the Adviser and its affiliates may, subject to applicable law, co-invest with the Fund in certain transactions. You also discuss how investment expenses and broken deal expenses will be allocated among the Fund and any co-
       investors of the Advisor or its affiliates. Please explain why you do not need exemptive relief to conduct such co-investment activity under section 17(d) of the Act and rule 17d-



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        1 thereunder. Alternatively, identify the exemptive order you are relying on to conduct co-investment activity.

   28. On page 42, you state: "Accordingly, amongst such discretionarily managed funds
       (including the Fund) or separate accounts managed by the Adviser or its affiliates, each shall bear the entire amount of broken deal expenses incurred, in proportion to the capital they would have committed to the contemplated unconsummated investment, save for certain initial stage broken deal expenses which may be allocated to funds (including the
       Fund) and separate accounts managed by the Adviser or its affiliates (and not to co-
       investors of the Adviser and its affiliates) based on such funds' and accounts' investment objectives rather than a planned allocation to an investment." Please more clearly explain your method of assigning initial stage broken deal expenses to a fund based on its investment objectives. Please also explain to us why you believe this approach is permissible under the Act and the Investment Advisers Act of 1940.

Calculation of Net Asset Value; Valuation

   29. It appears that a fair amount of the Fund's investments will be purchased on private secondary markets. Please explain how secondary market information is factored into the
       Fund's fair valuation policies and U.S. GAAP.

   30. Please confirm in correspondence that the Fund intends to disclose the cost for each restricted security in the Schedule of Investments as required by
Article 12-12, footnote 8
       of Regulation S-X.

Purchasing Shares

   31. With respect to the Fund's investment minimums, disclosure on page 59 includes a placeholder for the initial investment minimum that applies to investors whose interests may be aggregated by a broker-dealer or registered investment adviser to meet the Fund's general $100,000 initial investment minimum. Please supplementally confirm that the initial investment minimum applicable to each investor will be at least $25,000 regardless of whether the investor's purchase is aggregated by a broker-dealer or investment adviser. If not, please explain to us why it would be appropriate for the Fund to offer shares to investors who invest less than $25,000 in the Fund in light of the Fund's investment strategies. We may have additional comments after reviewing your response.

Additional Information

   32. Please confirm in correspondence that the financial statements of any Subsidiaries will be consolidated with those of the Fund.



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    33. Please explain whether the Fund's Subsidiaries will be domestic or foreign subsidiaries.
       Depending on the answer, we may have additional comments.

   34. If any of the Subsidiaries is charging a management fee, please confirm in correspondence that the Subsidiary's management fee is included in "Management Fees"
       and the Subsidiary's expenses are in "Other Expenses" in the Fund's prospectus fee table.

Summary of the Agreement and Declaration of Trust

   35. This discussion regularly uses the term "Shareholders of the Board," which is not a term used or defined in the Fund's Agreement and Declaration of Trust. Please consider revising your terminology to more clearly refer to either shareholders of the Fund or the
       Fund's Board of Trustees.

Statement of Additional Information

Fundamental Policies

   36. Your concentration policy states: "This investment restriction does not apply to investments by the Fund in Portfolio Funds (or in another comparable investment pool).
       The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. The Fund will not invest 25% or more of its assets in a Portfolio Fund that it knows concentrates its assets in a single industry." Please supplementally explain whether, under this policy, the Fund would be permitted to invest in multiple Portfolio
       Funds that all concentrate their assets in the same industry. Please also explain to us whether, to the extent the Fund has knowledge of a Portfolio Fund's or other comparable investment pool's holdings, the Fund will look through the Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policies. Please note that the Fund may not ignore the holdings of the Portfolio Funds when determining compliance with the concentration policy.

Investment Management and Other Services

   37. Page 14 describes the Fund's Investment Management Fee as being "equal to 1.25% on an annualized basis of the Fund's gross asset value." This does not align with the description of the Investment Management Fee in the prospectus, where the Investment
       Management Fee is described as equal to 1.25% on an annualized basis of the greater of
       (i) the Fund's net asset value and (ii) the Fund's net asset value less cash and cash equivalents plus the total of all commitments made by the Fund that have not yet been drawn for investments. Please ensure the Investment Management Fee is described consistently throughout the registration statement.

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        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       If you have any questions about these comments, please call me at (202) 551-5490.

                                                    Sincerely,

                                                    /s/ Angela Mokodean

                                                    Angela Mokodean
                                                    Senior Counsel




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